Exhibit 99.1

News Release

NYSE-AMEX, TSX Symbol: NG

 NovaGold Year-End Financial Results and Project Update

February 11, 2010 - Vancouver, British Columbia - NovaGold Resources Inc. (NYSE-AMEX, TSX: NG) today announced the results of its fiscal year ended November 30, 2009 along with an update on the Company’s project development activities. Details of the Company’s financial results are described in the consolidated financial statements and Management’s Discussion and Analysis which, together with further details on each of the Company’s projects, including resource estimates, will be available on the Company’s website at www.novagold.net and on SEDAR at www.sedar.com. All amounts are in Canadian dollars unless otherwise stated.

NovaGold will host a conference call and webcast
Monday, February 15 at 12 pm PST (3 pm EST)
Toll-free 1-866-223-7781 or webcast at www.novagold.net

NovaGold is a growth-focused precious metals company engaged in the exploration and development of mineral properties in Alaska, U.S.A. and British Columbia, Canada. The Company conducts its operations through wholly-owned subsidiaries, partnerships, limited liability companies and joint ventures. NovaGold’s corporate growth strategy has been to acquire or partner in advanced-stage properties with an identified resource that has potential for further expansion. Since 1998, the Company has assembled a portfolio of gold and base metal properties, with 50% interests in Donlin Creek and Galore Creek, two of the world’s largest gold and copper-gold projects, respectively, 100% of the Rock Creek gold mine, 100% of the Ambler copper-zinc-gold-silver project and other exploration-stage properties. The Company is primarily focused on gold properties, some of which also have significant copper, silver and zinc resources.

Property review

Donlin Creek
Donlin Creek is one of the world’s largest known undeveloped gold deposits, with a feasibility study completed and pre-permitting activities underway to construct a mine estimated to produce more than one million ounces of gold annually for more than 20 years. Donlin Creek is operated by the Donlin Creek LLC, a limited liability company that is owned 50% by NovaGold and 50% by Barrick Gold U.S. Inc. (“Barrick”), a subsidiary of Barrick Gold Corporation. Located in Alaska, the 27,000 acre property hosts a gold deposit currently estimated at 29.3 million ounces of proven and probable reserves averaging 2.4 grams per tonne (g/t) gold, 6.0 million ounces of measured and indicated resources and an additional 4.0 million ounces of inferred resources. Life-of-mine production is estimated at an average of 1.25 million ounces of gold annually, for total recovered gold of 26.2 million ounces. These production levels would make Donlin Creek one of the world’s largest gold-producing mines. The Donlin Creek LLC continues to review the mine plan in light of prevailing gold prices. Additional exploration potential remains in the Donlin Creek district.

During 2009, expenditures at the Donlin Creek project totaled approximately US$25.3 million, with 50% contributed by NovaGold. Work focused on geotechnical drilling for the location of mine facilities, environmental baseline data collection, pre-permitting community advisory meetings and various optimization studies. For 2010, the Donlin Creek LLC has approved a budget of approximately US$28 million, with 50% contributed by NovaGold, which will focus on completing optimization studies, including the potential to bring a source of natural gas to the project. NovaGold expects that these studies will be completed by mid-2010, at which point the Donlin Creek LLC will either file permit applications for the original project design or, upon unanimous Donlin Creek LLC board approval, approve a supplemental budget and proceed to revise the feasibility study to include the natural gas option.

Galore Creek
Galore Creek, a large copper-gold-silver project located in northwestern British Columbia, is held by a partnership in which NovaGold and Teck each own a 50% interest. The project is managed by the Galore Creek Mining Corporation (“GCMC”), owned equally by NovaGold and Teck. The 321,800 acre property holds a large and high-grade undeveloped porphyry-related copper-gold-silver deposit. A resource estimate for the Galore Creek project totals measured and indicated resources of 8.9 billion pounds of copper, 7.3 million ounces of gold and 123 million ounces of silver, with additional inferred resources of 4.0 billion pounds of copper, 4.9 million ounces of gold and 80 million ounces of silver. Construction was initiated in June 2007 and suspended in November 2007 in light of new studies indicating the possibility of increased capital costs and a longer construction schedule than originally anticipated. Optimization studies completed in 2008 and 2009 identified a number of modified approaches to the project that show the potential for expansion of project throughput, a shorter construction schedule and relocation of the process facilities along the project access road to allow for easier construction and future expansion.

Work at the project in 2009 focused primarily on roadwork, establishing a road to Km 48 of the proposed 90-Km road. Given the continued strength of the copper market, GCMC is considering a more aggressive program in 2010 to advance the project toward a construction decision. NovaGold plans to release the results of an updated mine plan in Q2-2010 that will use higher copper and gold prices than previous studies and an optimized project design. In addition, GCMC expects to prepare a pre-feasibility study to provide updated capital and operating cost estimates with completion targeted for the first half of 2011. In addition, the Canadian Federal Government recently announced plans to support construction of the 287 kV Northwest Transmission Line (“NTL”) in northwestern British Columbia. If advanced, the NTL will bring a source of stable, renewable power to the region, which would be good for local communities and also for the many mining and renewable energy projects in the area, including Galore Creek.

During 2009, expenditures at the Galore Creek project totaled approximately $13.6 million and the project received $7.5 million from the sale of equipment. Under the terms of the Galore Creek Partnership agreement, Teck is funding all costs for the project until it completes its earn-in obligations, and NovaGold expects to have no near-term funding obligations for the Galore Creek project. At November 30, 2009, the Galore Creek Partnership had cash of $4.7 million and Teck had approximately $25 million remaining in project contributions to earn its 50% interest in the project. Certain road construction equipment and facilities are being recovered and sold as the road progresses. The proceeds from the sales directly fund the project’s activities and do not reduce Teck’s required contributions.

Rock Creek
NovaGold’s Nome Operations comprises three properties: Rock Creek, Big Hurrah and Nome Gold. The properties are located on the Seward Peninsula in Alaska, an area with historical gold production and well-maintained roads and infrastructure. The most advanced property is Rock Creek, which is 90% constructed and designed to produce approximately 100,000 ounces of gold annually, based on the existing 0.5 million ounces of probable gold reserves, 1.9 million ounces of measured and indicated resources and 0.3 million ounces of inferred resources at the three properties. Construction on the Rock Creek mine commenced in the summer of 2006, but was suspended in November 2008 as a result of operating and market conditions and the Company’s inability to arrange bank financing at the time. The Company is completing a detailed review process to evaluate start-up requirements for the Rock Creek project, but does not currently plan to initiate start-up activities in 2010.

On July 2, 2009, AGC received a Notice of Violation (“NOV”) from the Alaska Department of Environmental Conservation (“ADEC”). In the NOV, ADEC alleged that AGC violated the terms of its Waste Management Permit at the Rock Creek mine by failing to comply with the water treatment and injection requirements of the mine’s Temporary Closure Plan. On October 6, 2009, AGC entered into a Compliance Order by Consent (“COBC”) with ADEC resolving the NOV. As a part of the COBC, AGC will treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. If AGC does not comply with the requirements of the COBC, ADEC may assess financial penalties; however, no financial penalties have been assessed at this time. On August 5, 2009, AGC received a Compliance Order from the U.S. Environmental Protection Agency

(“EPA”) containing a Clean Water Act § 308 Information Request. The Information Request directed AGC to submit an updated Stormwater Pollution Prevention Plan to EPA and ADEC to stabilize storm water diversion structures at the mine and to provide other information regarding construction of these features. On August 11, 2009, AGC responded to the Information Request in writing, and requested clarification of the request. On October 15, 2009, AGC provided detailed responses to the request. Through conversations with EPA regarding this request, AGC has agreed to update its existing Storm Water Pollution Prevention Plan to include additional details regarding the timing of construction of storm water measures.

On December 31, 2009, AGC received a renewed Certificate of Approval to Operate a Dam (“COA”) from the Alaska Department of Natural Resources (“ADNR”). The COA authorizes AGC’s continued operation of the mine’s tailings storage facility dam. The current term of the renewed COA expires on November 24, 2011. The renewed COA contains conditions AGC must follow to ensure dam safety including, similar to the COBC, the requirement to treat, inject and apply water at an increased rate to reduce water levels behind the mine’s tailings storage facility dam. The renewed COA also requires that AGC notify ADNR of AGC’s preliminary, future intentions concerning the mine site by November 1, 2010. The COA terminated an NOV that had been issued in December 2008.

During 2009, expenditures at the Rock Creek project totaled approximately $27.7 million. NovaGold worked diligently in 2009 to improve the project’s water management structures and action plan to ensure the project remains in compliance with all environmental regulations during the spring freshet, with the objective that the project have no reportable environmental incidents in 2010.

Ambler
On January 7, 2010, NovaGold purchased 100% of the Ambler project, which hosts the high-grade copper-zinc-gold-silver Arctic deposit. Ambler is an exploration-stage property located in Alaska comprising 90,614 acres of Federal patented and unpatented mining claims and State of Alaska mining claims, covering a major portion of the precious-metal-rich Ambler volcanogenic massive sulfide (“VMS”) belt. A resource estimate for the Arctic deposit totals indicated resources of 2.2 billion pounds of zinc, 1.5 billion pounds of copper, 450,000 ounces of gold, 32 million ounces of silver and 350 million pounds of lead, with additional inferred resources of 1.3 billion pounds of zinc, 937 million pounds of copper, 260,000 ounces of gold, 19 million ounces of silver and 210 million pounds of lead.

During 2010, NovaGold will continue its community engagement programs at Ambler and has appointed a project team to plan exploration activities, advance environmental baseline studies and conduct engineering and technical studies at the Ambler project, with the goal of gaining a better understanding of the true size and potential of the district as well as the continuity and mineability of the other deposits in the Ambler VMS belt.

Other properties
NovaGold holds a portfolio of earlier-stage exploration projects that have not advanced to the resource definition stage. The Company also earns $1 to $3 million annually from the sale of sand, gravel and land and royalties from placer gold production, largely from its holdings around Nome, Alaska.

Kevin Francis, P.Geo., Vice President Technical Services and a qualified person as defined by National Instrument 43-101, has reviewed and accepts responsibility for the technical information contained within this press release. A complete breakdown of reserve and resource estimates is attached as an Appendix to this press release. The reserve/resource table and technical reports for each project are also available at www.novagold.net.

Results of operations

in thousands of Canadian dollars, except for per share amounts
	Year ended	Year ended
	November 30, 2009	November 30, 2008
	$	$
Project care and maintenance (Galore Creek)	14,072	13,421
Project care and maintenance (Rock Creek)	25,489	-
Exploration expense	17,916	49,593
Foreign exchange loss (gain)	(15,160)	28,699
General and administrative expenses	4,294	4,389
Interest and accretion	18,470	5,821
Asset impairment	-	160,883
Suspension cost recovery	(648)	(36,097)
Gain on disposal of investment	(125)	(47,271)
Loss for the year after taxes	73,364	194,972
Basic and diluted loss per share	0.42	1.84

For the year ended November 30, 2009, the Company reported a loss of $73.4 million (or $0.42 basic and diluted loss per share) compared to a loss of $195.0 million (or $1.84 basic and diluted loss per share) for the previous year.

In 2008, the Company incurred an asset impairment charge of $160.9 million, made gains on disposal of investments totaling $47.3 million and had a project suspension cost recovery of $36.1 million, with no material comparable amounts in 2009.

Other important variances are as follows: (a) the Company’s project care and maintenance charges in 2009 were $39.6 million compared to $13.4 million in 2008, due primarily to having both Rock Creek and Galore Creek on care and maintenance in 2009, with just Galore Creek in 2008; (b) interest and accretion expenses for the promissory note, convertible debt and bridge loan in 2009 were $18.5 million compared with $5.8 million in 2008; (c) exploration costs were reduced to $17.9 million in 2009 from $49.6 million in 2008, reflecting reduced activity at Galore Creek and Rock Creek; and (d) a $15.2 million foreign exchange gain occurred during 2009, compared to a loss of $28.7 million in 2008, due primarily to the effect on the Company’s U.S. dollar-denominated liabilities of the strengthening of the Canadian dollar against the U.S. dollar.

Income from the Company’s land and gravel sales, gold royalties and other revenues were $1.2 million during 2009 compared with $2.2 million in 2008 due to decreased land sales in Nome, Alaska. Interest income decreased to $0.4 million in 2009 from $2.2 million in 2008 as the result of lower interest rates.

Expenses for the year ended November 30, 2009 were $85.8 million compared to $114.0 million in 2008. The decrease is primarily due to the following:

  Lower exploration expenditures of $17.9 million (mainly related to Donlin Creek) compared to $49.6 million in 2008 ($16.3 million Galore Creek, $25.3 million Donlin Creek and $8.0 million Rock Creek).
  The Canadian dollar strengthened against the U.S. dollar during the year ended November 30, 2009, resulting in substantial foreign exchange gain of $15.2 million compared to $28.7 million of foreign exchange loss in 2008.
  An increase in project care and maintenance activities in 2009 compared to 2008, as the Company had two projects on care and maintenance compared with one project in 2008. This resulted in $39.6 million of care and maintenance in 2009 compared to $13.4 million in 2008.

In 2009, the Company completed the sale of 100% of its interest in five Alaskan base-metal exploration-stage properties totaling approximately 397,680 acres of Alaska State mining claims, resulting in a $1.6 million gain on disposal. Also during the year, the disposal of equipment by the Galore Creek Partnership for net proceeds of $7.5 million resulted in a loss of $9.7 million. In 2008, the Company incurred an asset impairment charge of $160.9 million with no comparable amount in 2009.

Outlook

At November 30, 2009, the Company had cash and cash equivalents of $38.2 million and working capital of $26.6 million. At November 30, 2008, the Company had cash and cash equivalents of $12.2 million and a working capital deficiency of $19.2 million.

The Company’s material projects are Donlin Creek and Galore Creek. The Company’s share of the Donlin Creek 2010 budget is approximately US$14 million, part of which will be incurred for permitting activities at the project. The budget for care and maintenance and optimization studies at the Galore Creek project for 2010 is $8 million; however, under the revised partnership agreement Teck is funding 100% of these costs and NovaGold is not required to fund its share of project costs until Teck has completed its financial earn-in at the project. The Rock Creek project is in care and maintenance with a 2010 budget of approximately US$17 million. The Company has budgeted US$1.5 million for environmental and engineering studies at its Ambler project.

Based on anticipated but not committed expenditures on its projects, the Company will require financing within 12 months to meet its expected ongoing requirements, which include funding for work at Donlin Creek, general and administrative expenses, and care and maintenance expenditures at Rock Creek. Under the terms of the revised partnership agreement with Teck, the Company has no near-term funding obligations at Galore Creek. The Company also expects to require significant financing in future years to meet its share of development costs on the Donlin Creek and Galore Creek projects. The Company intends to fund its plan of operations from working capital and the proceeds of financings. Future financings are expected to be obtained through joint ventures, debt financing, convertible debt, exercise of warrants and options, equity financing, production-sharing arrangements or other means. However, there is no assurance that these initiatives will be successful.

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties in North America. The Company has a portfolio of mineral properties located in Alaska, USA, and British Columbia, Canada. The Company’s largest projects are being advanced with major mining companies. The Donlin Creek project is held by a limited liability company owned equally by NovaGold and Barrick Gold U.S. Inc. The Galore Creek project is held by a partnership owned equally by NovaGold and Teck Resources Limited. NovaGold owns a 100% interest in the Rock Creek, Big Hurrah and Nome Gold deposits in Nome, Alaska. NovaGold has one of the largest resource bases of any junior or mid-tier level producing gold company, and trades on the TSX and NYSE-AMEX under the symbol NG. More information is available online at www.novagold.net or by e-mail at info@novagold.net.

# # #

NovaGold Contacts

Don MacDonald
Senior Vice President & CFO

Greg Johnson
Vice President Strategic Development

Rhylin Bailie
Manager, Corporate & Investor Relations

604-669-6227 or 1-866-669-6227

Cautionary Note Regarding Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein including, without limitation, plans for and intentions with respect to the company’s use of proceeds from the sale of Securities and NovaGold’s future operating or financial performance, are forward-looking statements. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from NovaGold’s expectations include the uncertainties involving the need for additional financing to explore and develop properties and availability of financing in the debt and capital markets; uncertainties involved in the interpretation of drilling results and geological tests and the estimation of reserves and resources; the need for continued cooperation with Barrick Gold and Teck Resources in the exploration and development of the Donlin Creek and Galore Creek properties; uncertainty as to the completion of the purchase of a 100% interest in the Ambler property; the need for cooperation of government agencies and native groups in the development and operation of properties; the need to obtain permits and governmental approvals; risks of construction and mining projects such as accidents, equipment breakdowns, bad weather, non-compliance with environmental and permit requirements, unanticipated variation in geological structures, ore grades or recovery rates; unexpected cost increases; fluctuations in metal prices and currency exchange rates; the outcome of litigation pending against the company; and other risk and uncertainties disclosed in NovaGold’s Annual Information Form for the year ended November 30, 2008, filed with the Canadian securities regulatory authorities, and NovaGold’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and in other NovaGold reports and documents filed with applicable securities regulatory authorities from time to time. NovaGold’s forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. NovaGold assumes no obligation to update the forward-looking statements of beliefs, opinions, projections, or other factors, should they change.

Cautionary Note Regarding Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Unless otherwise indicated, all resource and reserve estimates included in this press release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining and Metallurgy Classification System. NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (“SEC”), and resource and reserve information contained herein may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

NovaGold Resources Inc.
Proven and Probable Reserves, Measured, Indicated and Inferred Resources for Gold (Au), Silver (Ag), Copper (Cu), Zinc (Zn) and Lead (Pb)
As at December 22, 2009

Reserves
Property % Ownership	Reserve Category	Tonnes Millions	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
			Au g/t	Ag g/t	Cu %	Zn %	Pb %	Au Moz	Ag Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs	Au Moz	Ag Moz	AuEq Moz	Cu Mlbs	Zn Mlbs	Pb Mlbs

Donlin Creek (1) approximately 0.87 g/t Au Cutoff	Proven	8.4	2.59					0.70					0.35		0.35
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Probable	375.4	2.37					28.57					14.29		14.29
	Total P&P	383.8	2.37					29.27					14.64		14.64

Rock Creek (2) 0.6 g/t Au Cutoff	Proven
100% Ownership	Probable	7.8	1.30					0.32					0.32		0.32

Big Hurrah (2) 1.33 g/t Au Cutoff	Proven
100% Ownership	Probable	1.2	4.82					0.19					0.19		0.19

Total Proven Reserves		8.4	2.59					0.70					0.35		0.35
Total Probable Reserves		384.4	2.35					29.08					14.80		14.80
Total Proven and Probable Reserves		392.8	2.36					29.78					15.15		15.15

Resources (exclusive of Reserves)
Property % Ownership	Resource Category	Tonnes Millions	In Situ Grade					Total Contained Metal					NovaGold Share Net After Earn-Ins
			Au	Ag	Cu	Zn	Pb	Au	Ag	Cu	Zn	Pb	Au	Ag	AuEq	Cu	Zn	Pb
			g/t	g/t	%	%	%	Moz	Moz	Mlbs	Mlbs	Mlbs	Moz	Moz	Moz	Mlbs	Mlbs	Mlbs

Donlin Creek (3)(4) approximately 0.87 g/t Au Cutoff	Measured	1.2	2.19					0.08					0.04		0.04
50% Ownership - 50% Owned by Barrick Gold U.S. Inc.	Indicated	93.4	1.97					5.92					2.96		2.96
	Total M&I	94.6	1.97					6.01					3.00		3.00

	Inferred	54.5	2.29					4.02					2.01		2.01

Galore Creek (3)(5) 0.21% CuEq Cutoff	Measured	4.7	0.37	4.41	0.52			0.06	0.7	54			0.03	0.3	0.04	27
50% Ownership - 50% Owned By Teck Cominco Limited	Indicated	781.0	0.29	4.88	0.52			7.21	122.4	8,872			3.61	61.2	4.64	4,436
	Total M&I	785.7	0.29	4.87	0.52			7.27	123.1	8,926			3.64	61.5	4.68	4,463

	Inferred	357.7	0.18	3.69	0.36			2.06	42.5	2,858			1.03	21.2	1.39	1,429

Copper Canyon (3)(6) 0.35% CuEq Cutoff	Inferred	164.8	0.54	7.15	0.35			2.86	37.9	1,160			1.72	22.7	2.10	696
60% Ownership - NovaGold interest held in trust for the Galore Creek Partnership	Total Inferr	522.5	0.29	4.79	0.35			4.92	80.4	4,018			2.74	44.0	3.49	2,125

Rock Creek (3)(7) 0.6 g/t Au Cutoff	Measured
100% Ownership	Indicated	7.7	1.21					0.29					0.29		0.29
	Total M&I	7.7	1.21					0.29					0.29		0.29

	Inferred	0.6	1.09					0.02					0.02		0.02

Big Hurrah (3)(8) 1.0 g/t Au Cutoff	Measured
100% Ownership	Indicated	0.9	2.68					0.08					0.08		0.08
	Total M&I	0.9	2.68					0.08					0.08		0.08

	Inferred	0.2	2.97					0.02					0.02		0.02

Ambler (3)(9) $100 Gross Metal Value / Tonne Cutoff	Measured
100% Ownership	Indicated	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.3	1,538	2,237	350	0.45	32.3	0.99	1,538	2,237	350
	Total M&I	16.8	0.83	59.63	4.14	6.03	0.94	0.45	32.3	1,538	2,237	350	0.45	32.3	0.99	1,538	2,237	350

	Inferred	11.9	0.67	48.37	3.56	4.99	0.80	0.26	18.6	937	1,313	210	0.26	18.6	0.57	937	1,313	210

		m3
		Millions	g/m3
Nome Gold (3)(10) 0.20 g/m3 Au Cutoff	Measured	79.1	0.32					0.80					0.80		0.80
100% Ownership	Indicated	83.8	0.28					0.76					0.76		0.76
	Total M&I	162.9	0.30					1.56					1.56		1.56

	Inferred	30.6	0.27					0.25					0.25		0.25

Total Proven & Probable Reserves Contained Metal								29.78					15.15		15.15
Total Measured & Indicated Contained Metal (exclusive of Reserves)								15.66	155.4	10,465	2,237	350	9.02	93.8	10.61	6,001	2,237	350
Total Inferred Contained Metal								9.49	99.0	4,955	1,313	210	5.31	62.6	6.36	3,062	1,313	210

Notes:

1.	These reserve and resource estimates have been prepared in accordance with NI 43-101 and the CIM Definition Standards, unless otherwise noted. See “Cautionary Note to United States Investors”.

2.	See numbered footnotes below on reserve and resource information. Reserves and resources shown in the right-hand columns are reported as net values to NovaGold.

3.	AuEq - gold equivalent is calculated using gold and silver in the ratio of gold + silver / (US$650 Au / US$11 Ag).

4.	Sums may not agree due to rounding.

Reserve and Resource Footnotes:

(1)
The basis for the cut-off grade was an assumed gold price of US$725/oz. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(2)
The basis for the cut-off grade was an assumed gold price of US$500/oz. The reserve estimates for Rock Creek and Big Hurrah are based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(3)
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Inferred resources are in addition to measured and indicated resources. Inferred resources have a great amount of uncertainty as to their existence and whether they can be mined legally or economically. It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher category.

(4)
A variable cut-off grade has been estimated based on recent estimates of mining costs, processing costs (dependent upon sulfur content), selling costs and royalties. Resources are constrained within a Lerchs-Grossman (LG) open-pit shell using the long-term metal price assumption of US$850/oz of gold. Assumptions for the LG shell included pit slopes variable by sector and pit area: mining cost is variable with depth, averaging US$2.08/t mined; process cost is calculated as the percent sulfur grade x US$2.7948 + US$12.82; general and administrative costs, gold selling cost and sustaining capital are reflected on a per tonne basis. Based on metallurgical testing, gold recovery is assumed to be 89.5%. The reserve and resource estimates for Donlin Creek are based on the technical report titled “Donlin Creek Gold Project, Alaska, USA, NI 43-101 Technical Report” dated April 1, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(5)
The copper-equivalent grade was calculated as follows: CuEq = Recoverable Revenue ÷ 2204.62 ÷ US$1.55 ÷ Cu Recovery. Where: CuEq = Copper equivalent grade; Recoverable Revenue = Revenue in US dollars for recoverable copper, recoverable gold, and recoverable silver using metal prices of Cu US$/lb = 1.550, Au US$/oz = 650, Ag US$/oz = 11. Cu Recovery = Recovery for copper based on mineral zone and total copper grade. The cut-off grade is based on assumptions of offsite concentrate and smelter charges and onsite plant recovery and is used for break-even mill feed/waste selection. The resource estimate for Galore Creek is based on the technical report titled “Galore Creek Property NI 43-101 Technical Report” dated January 25, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(6)
The copper equivalent (CuEq) calculations use metal prices of US$375/oz for gold, US$5.50/oz for silver and US$0.90/lb for copper. CuEq calculations reflect gross metal content that have been adjusted for metallurgical recoveries based on the following criteria: copper recovery = (%Cu - 0.06)/%Cu with a minimum of 50% and maximum of 95%; gold recovery = (Au g/t – 0.14)/Au g/t with a minimum of 30% and maximum of 80%; and silver recovery = 80%. The resource estimate for Copper Canyon is based on the technical report titled “Geology and Resource Potential of the Copper Canyon Property” dated February 9, 2005, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(7)
The basis for the cut-off grade was an assumed gold price of US$950/oz. The resource estimate for Rock Creek was completed by Kevin Francis, P.Geo., a qualified person as defined by NI 43-101 and an employee of the Company. This resource estimate was disclosed in a NovaGold press release dated April 15, 2009, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(8)
The basis for the cut-off grade was an assumed gold price of US$500/oz. The resource estimate for Big Hurrah is based on the technical report titled “Technical Report, Rock Creek and Big Hurrah Project” dated February 21, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(9)
Nome Gold resource is an alluvial deposit, which is reported in cubic meters rather than tonnes, and grams/cubic meter rather than grams/tonne. 85,000 ounces contained within the reported resources may be subject to a royalty. The resource estimate for Nome Gold is based on the technical report titled “Technical Report, Nome Placer Property” dated September 12, 2006, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

(10)
US$100 gross metal value/tonne cutoff. Gross metal value was calculated based on metal prices of Cu US$2.25/lb, Zn US$1.05/lb, Au US$525/oz, Ag US$9.5/oz and Pb US$0.55/lb applied to each individual grade. The gross metal value is equal to the sum of each grade multiplied by the value of the metal unit. No metallurgical recovery has been applied. The resource estimate for the Arctic deposit is based on the technical report titled “NI 43-101 Technical Report on Resources, Ambler Project, Arctic Deposit” dated February 12, 2008 with an effective date of January 31, 2008, a copy of which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.